

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2022

Dennis G. Shaffer
President and Chief Executive Officer
Civista Bancshares, Inc.
100 East Water Street
Sandusky, OH 44870

Re: Civista Bancshares, Inc.
Registration Statement on Form S-4
Filed February 22, 2022
File No. 333-262907

Dear Mr. Shaffer:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact David Lin, Staff Attorney, at (202) 551-3552 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance